UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Lia 27 Inc.

Legal status of Issuer:

> *Form:*
>
> Corporation
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware
>
> *Date of Organization:*
>
> October 18, 2024

Physical Address of Issuer:

18670 Coastal Highway, Ste #1078
Rehoboth Beach, DE 19971

Website of Issuer:

https://lia27.ai

Is there a Co-Issuer? _X_ Yes ___ No

Name of Co-Issuer:

Lia 27 SPV LLC

Legal status of Co-Issuer:

> *Form:*
>
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization:*
>
> Delaware

Date of Organization:

November 16, 2024

Physical Address of Co-Issuer:

18670 Coastal Highway, Ste #1078
Rehoboth Beach, DE 19971

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $45,000 advance setup fee and $12,000 monthly fee payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Common Stock (non voting)

Target Number of Securities to be Offered:

9,709

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,000.27

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,999.04

Deadline to reach the Target Offering Amount:

September 30, 2025

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	As of January 1, 2025*	For the year-end December, 2023*
Total Assets	$25,000	N/A
Cash & Cash Equivalents	$25,000	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$0	N/A
Long-Term Liabilities	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$0	N/A

* The Company was incorporated on October 18, 2024 and Exhibit A includes audited inception financials for the Company as of inception. There are no financials for the year ended December 31, 2023. Exhibit G, attached hereto and made a part hereof, also includes the audited inception financials for the Co-Issuer.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Delaware, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

OFFERING STATEMENT (Exhibit A) 1

SPECIAL NOTICE TO FOREIGN INVESTORS 3

NOTICE REGARDING THE ESCROW AGENT 3

Bad Actor Disclosure 3

Ongoing Reporting...3

Eligibility 4

ABOUT THIS FORM C 5

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS.....................5

SUMMARY 6

    The Company 6

    The Offering 6

Directors, Officers, Managers and Key Persons of the Company...7

    Biographical Information...7

    Indemnification 8

Co-Issuer 9

Business 10

    Description of the Business 10

    Business Plan 10

    The Company's Products and/or Services 10

    Competition 11

    Customer Base 11

    Intellectual Property..11

    Governmental/Regulatory Approval and Compliance..11

    Litigation 11

    Perks 12

RISK FACTORS 13

    Risks Related to the Company's Business and Industry..13

    Risks Related to the Offering..17

    Risks Related to the Securities..19

THE OFFERING 22

    Co-Issuer...23

    Investor Confirmation Process..23

    Material Changes 23

    Cancellations 23

    Rolling and Early Closings 24

    Oversubscriptions 24

    Updates 24

    Intermediary Information..24

    Platform Compensation 24

    Investor Limitations..24

USE OF PROCEEDS..25

CAPITALIZATION AND OWNERSHIP..26

Offering 26

Restrictions on Transfer...26

Description on Issuer's Securities..27

Capitalization..27

Outstanding Capital Stock 28

Outstanding Options, SAFEs, Convertible Notes, Warrants 28

Voting and Control 29

Ownership...29

Previous Offerings of Securities 30

DEBT 30

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 31

FINANCIAL INFORMATION 32

Cash and Cash Equivalents...32

Liquidity and Capital Resources..32

Capital Expenditures and Other Obligations 32

Valuation 32

Material Changes and Other Information 32

TAX MATTERS 33

LEGAL MATTERS 33

ADDITIONAL INFORMATION 34

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement between Co-Issuer and Investor
Exhibit D: Co-Issuer Operating Agreement
Exhibit E: Certificate of Incorporation
Exhibit F: Bylaws
Exhibit G: Financial Statements
Exhibit H: Software License Agreement

Offering Statement (<u>Exhibit A</u>)
February 28, 2025

Lia 27 Inc.

Up to $4,999,999.04 of Class B Common Stock

Lia 27 Inc. (USA) ("**Lia27**" the "**Company,**" "**we**," "**us**," or "**our**") is offering a minimum amount of $10,000.27 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.04 (the "**Maximum Offering Amount**") of Class B Common Stock (non voting) (the "**Securities**") ") , at a purchase price of $1.00 per Share on a best efforts basis as described in this Form C (this **"Offering"**). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through Lia 27 SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by September 30, 2025 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$85.00	$915.00
Investor Processing Fee (4)	$30.00	$2.55	$27.45
Target Offering Amount	$10,000.27	$850.02	$9,150.25
Maximum Offering Amount	$4,999,999.04	$424,999.92	$4,574,999.12

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary, and its affiliates, will also receive a one-time $45,000 payment and a $12,000 monthly maintenance fee.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three (3%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is in addition to the $1,000.00 minimum investment per Investor (1,000 Shares). The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://lia27.ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is February 28, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Founded in December 2020, Lia 27 Inc.(Canada) has quickly gained traction in the AI market. The app has amassed over one million followers on social media platforms like X (formerly Twitter), Facebook, and Instagram, showcasing its popularity and user engagement. With an exclusive license from, Lia 27 Inc. (USA) intends to continue the delivery of this application and position itself as a pioneer in artificial intelligence solutions, focusing on making AI universally accessible to enhance human capabilities in daily activities

The Company was incorporated in Delaware on October 18, 2025. The Company intends to sell its products throughout the United States and internationally. The Company's website is https://lia27.ai.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.lia27.ai (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.27
Name of Securities	Class B Common Stock (non voting)
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	9,709
Maximum Offering Amount	$4,999,999.04
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	4,854,368
Price Per Security	$1.00*
Minimum Individual Purchase Amount	$1,030 [+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	September 30, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 24 hereof.
Voting Rights	None. See the description of the voting and control rights on page 28.

*Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the $4,999,999.04 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jean-Francois Comeau	Chief Executive Officer, Chief Technology Officer, Co-Founder, Director	CEO, CTO, Co-Founder and Director of Lia 27 Inc. (USA), 2024 – Present CEO, CTO, Co-Founder and Director of Lia 27 Inc. (Canada) 2021 - Present Responsible for product development, operations responsibilities, as well as CEO and CTO responsibilities.	MIT Sloan School of Management: Certification in AI and Business Strategy 2020 College Charles-Lemoyne, H.S. Degree, 1993-1998
Alexandre Dufresne	Chairman, CFO, and Co-Founder	Chairman, CFO, and Co-Founder of Lia 27 Inc. (USA), 2024 – Present Chairman, CFO, and Co-Founder of Lia 27 Inc. (Canada) 2021 - Present Responsible for responsible for strategy, investor relations, and finance.	University of Ottawa, Master of Laws (LLM), 1994-1997 Brebeuf College, Diplome d'études collegiales, 1992-1994

Biographical Information

<u>Jean-Francois Comeau</u>: Jean-Francois is the CEO, CTO and Co-Founder of Lia 27 Inc. Since co-founding the Lia 27 Inc. (Canada) in 2020 and Lia 27 Inc. (USA) in 2024, Comeau has been instrumental in driving product development, operations, and strategic growth. Comeau holds a certification from MIT in AI and business strategy and brings over 20 years of experience in developing innovative technology solutions. His professional journey includes key contributions to the fields of chatbot development and metaverse applications, underscoring his expertise in leveraging AI to create transformative digital experiences. At Lia 27 Inc., Comeau leads a team at the forefront of AI innovation. The company's flagship product, the Lia27 mobile app, showcases his ability to translate cutting-edge AI capabilities into practical and engaging user experiences. The app allows users to interact with advanced virtual personas, exemplifying Comeau's commitment to pushing the boundaries of AI-driven interaction.

<u>Alexandre Dufresne:</u> Alexandre is the Chairman, CFO and Strategist of Lia 27 Inc. As co-founder of Lia 27 Inc. (Canada) and Lia 27 Inc. (USA), he has been instrumental in shaping its financial and strategic direction, ensuring its growth in the competitive AI sector. A seasoned legal professional and entrepreneur, Dufresne holds an LLM from the University of Ottawa and has earned 13 "Best Lawyer" awards during his career. His background includes serving as managing partner at a prominent law firm and founding ventures across diverse industries, including a SPAC and an IndyCar race team. As a member of the Young Presidents' Organization (YPO), Dufresne brings leadership, legal expertise, and entrepreneurial vision to Lia 27, driving its financial strategies and supporting its innovation in AI technology.

Indemnification

The Company is authorized by Delaware law to indemnify its directors, officers, and controlling persons acting in their professional capacity. This indemnification covers expenses such as attorney's fees and, under specific conditions, judgments, fines, and settlement amounts actually paid or incurred in connection with actual or threatened legal actions, suits, or proceedings. However, indemnification is generally prohibited if a person is adjudicated to have engaged in gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Lia 27 SPV LLC (the "**Co-Issuer**"), located at 18670 Coastal Highway, Suite #1078, Rehoboth Beach, DE 19971.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware November 16, 2024. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.lia27.ai. The version published as of the date of this Form C is attached as Exhibit B.

Description of the Business

Lia27 is a virtual assistant mobile application powered by artificial intelligence. Users can interact with Lia27 through text or voice commands. Lia27 was developed by Lia 27 Inc. (Canada). The application is available on both iOS and Android platforms. Lia27 provides a variety of services including:

● Emotional support
● Homework assistance, where users can upload their homework and receive solutions2
● Goal Navigator, which helps users set and track personal goals
● Creative inspiration

Lia27 is available 24/7 via mobile app. In order to expand into the US market, Lia 27 Inc. (Canada) entered into a Software, Trademark and Services Agreement with Lia 27 Inc. (USA) on November 16, 2024 and, attached hereto as Exhibit H, pursuant to which it granted a perpetual license to Lia 27 Inc (USA) to the Lia27 app and "LIA 27" trademarks in the United States in exchange for certain royalties further described below. Lia 27 Inc. (USA) is responsible for marketing, distribution, and commercial exploitation of the app in the United States. This agreement also includes services that Lia 27 Inc. (Canada) will provide to Lia 27 Inc. (USA), including:

● Development assistance
● Maintenance of the computer hardware and software systems used to operate the app
● Digital marketing resources and strategy consultations7
● Incident reports

Business Plan

Lia27 operates under a freemium model with additional features and services available through subscription plans. The target market is global, focusing on individuals seeking personal AI assistance.

The Company plans to invest heavily in sales and marketing, utilizing digital channels and targeted campaigns to reach potential users and increase brand visibility in the United States. They will also leverage their existing social media following of over one million users across platforms like X (formerly Twitter), Facebook, and Instagram. Continued development of Lia27's AI capabilities, focusing on enhancing features and expanding into new areas like personalized video content and real-time augmented reality applications in retail and fitness sectors.

Lia 27 is exploring partnerships with companies specializing in computer vision technology to further advance the app's features.

The Company's Products and/or Services

Product / Service	Description	Current Market
Lia27 AI app	AI powered virtual assistant available as a mobile application on both iOS and Android platforms	Broad target market encompassing most smartphone users

The Software, Tradename and Services Agreement between Lia 27 Inc., a Canadian corporation, and Lia 27 Inc. (USA), a Delaware corporation, grants the Delaware company a perpetual license to distribute, market, and commercially exploit the Lia27 app (the "App") and associated trademarks ("LIA 27") in the US market. The agreement also outlines a range of services the Canadian company will provide, including technical assistance with App development, system maintenance to ensure the App's smooth operation, marketing support, and incident reporting. The agreement doesn't have a set end date, but includes provisions for termination for convenience, breach, or force majeure. Either party can terminate for any reason with 90 days' prior written notice. Lia 27 Inc. (USA) will

pay Lia 27 Inc. (Canada) a license fee and prior to achieving net revenues, this will be equivalent to 1% of projected revenue. Once Lia 27 Inc. (USA) reaches $100,000 in annual revenue, the parties will renegotiate the license fee to establish a market-based royalty rate. Lia 27 Inc. (USA) will also pay a services fee based on a cost-plus structure, covering Lia 27 Inc. (Canada)'s direct and indirect costs, such as employee compensation, third-party development costs, and overhead, plus a 10% markup.

Competition

The competitive landscape includes other AI chatbot and virtual assistant providers such as ChatOn, Replika, and ChatGPT.

Customer Base

The target market is global, focusing on individuals seeking personal AI assistance.

Intellectual Property

The Company's primary software is licensed from Lia 27 Inc. (Canada) pursuant to the Software, Tradename and Services Agreement (the "STAS Agreement").

Lia 27 Inc. (Canada) owns the following trademarks and has licensed them to Lia 27 Inc. pursuant to the Software, Tradename and Services Agreement.:

Application or Registration # *	Title	Description	File Date	Grant Date	Country
97145892	Lia 27	Trademark	11/29/21	Pending	USA
97145933	Lia 27 (Image)	Trademark	11/29/21	Pending	USA
2149073	Lia 27	Trademark	11/29/21	Pending	USA

*All trademarks are owned by Lia 27 Inc. (Canada).

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company's partners developing the Company's products will be subject to regulation by the FDA in the USA and other health and regulatory agencies in countries for which the Company will sell its products.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Perks

The Company is offering the following Perks to Investors which cannot be stacked:

Time- Plus Volume-Based Bonus Shares:

Funded Commitment Received By April 1, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)	*Bonus shares*
Investment between $1,000.00 and 2,500.00	3%
Investment between $2,500.01 and $5,000.00	5%
Investment between $5,000.01 and $10,000.00	10%
Investments above $10,000.00	15%

Volume-Based Bonus Shares:

Funding Commitment Received After April 1, 2025 for the Duration of Offering	*Bonus shares*
Investment between $2,500.01 and $5,000.00	2%
Investment between $5,000.01 and $10,000.00	7%
Investments above $10,000.00	12%

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is controlled by one owner who exercises voting control.

Lia 27 Inc. (Canada), is owned by Jean-Francois Comeau, the CEO, CTO and Co-Founder of the Company, and Alexandre Dufresne, Chairman, CFO, and Co-Founder. Lia 27 Inc. (Canada) is currently the sole owner of the Company's Class A Common Stock and exercises voting control. Subject to any fiduciary duties owed to shareholders under Delaware law, Lia 27 Inc. (Canada) will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, Lia 27 Inc. (Canada) may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, Lia 27 Inc. (Canada) could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are

unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including licensed software and tradenames, in order to operate our business.

The Company relies on certain licensed intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to maintain the Company's intellectual property license agreements could cause the loss of rights to use such intellectual property in the Company's products and have an adverse effect on the Company's business.

The Company has an exclusive license agreement to use specified intellectual property for its products from Lia 27 Inc. (Canada). In the event the Company breaches such agreements for non-payment or other reasons, or the license agreements are no longer in force, it could have a material adverse effect on the Company's business.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products and services in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products or services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products and services more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings

and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our Lia27 application, or if our users decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer Lia27 for our community to discover, learn and grow. The amount of users of our Lia27 application and our users level of engagement is critical to our success. Our financial performance is significantly determined by our success in adding, retaining, and engaging active users of our Lia27 application and the services offered. If clients do not perceive our AI Hub or the services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company may be subject to legislation and regulation at the federal, state and local levels. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Lia 27 SPV LLC, becoming a member of the SPV, and that investment purchases our Class B Common Stock (non voting). A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Formation, as amended, regarding the Class B Common Stock (non voting). You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. Additionally, investors in the Co-Issuer will indirectly hold only Class B Common Stock (non voting) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Common Stock (non voting) at $1.00 per share, plus a 3% Investor Processing Fee, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Subscription Agreement located at <u>Exhibit C</u>. For full offering details, please (1) thoroughly review this Form C filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.27
Name of Securities	Class B Common Stock (non voting)
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	9,709
Maximum Offering Amount	$4,999,999.04
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	4,854,368
Price Per Security	$1.00*
Minimum Individual Purchase Amount	$1,030[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	September 30, 2025
Use of Proceeds	See the section entitled "Use of Proceeds" on page 24 hereof.
Voting Rights	None. See the description of the voting and control rights on page 28.

*Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the $4,999,999.04 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Lia 27 SPV LLC (the "Co-Issuer"), located at 18670 Coastal Highway, Suite #1078, Rehoboth Beach, DE 19971. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware as of November 16, 2024. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://lia27.ai, or for the Offering at https://invest.lia27.ai. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.27, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,999.04, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.lia27.ai.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $45,000 advance setup fee and $12,000 monthly fee payable to DealMaker Securities LLC and its affiliates. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$425,000
Technology and Product Development (1)	20%	$2,000	20%	$1,000,000
Sales and Marketing (2)	40%	$4,000	40%	$2,000,000
Infrastructure	5%	$500	5%	$250,000
General Working Capital (3)	26.5%	$2,650	26.5%	$1,325,000
Total	**100%**	**$10,000+**	**100%**	**$4,999,999+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary, and its affiliates, will also receive a one-time $45,000 payment and a $12,000 monthly maintenance fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest in technology and product development. These funds will be used to expand our engineering team by hiring additional personnel, such as a product manager and full-stack engineer, to accelerate the development and improvement of our core technology.

(2) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and for targeted marketing efforts.

(3) These proceeds will be used for the Company's operating expenses, including rent, salaries, office expenses and for general growth purposes.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Common Stock (non voting) in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by September 30, 2025 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Common Stock (non voting)**
> **Offering Minimum: $10,000.27**
> **Offering Maximum: $4,999,999.04**
> **Purchase Price Per Share of Security Offered: $1.00 (does not include a 3% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: September 30, 2025**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Operating Agreement that the Co-Issuer will execute (the "OpAg"), attached as Exhibit D, the Company's Certificate of Formation (collectively, the "**COI**") attached as Exhibit E, the Company's Bylaws (the "**Bylaws**") attached as Exhibit F, together with the COI and Bylaws, the "**Governing Documents**"). All statements in this Form C Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements.

The shares of Class A Voting Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of

an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,999.04 and a minimum of $10,000.27 worth of its Class B Common Stock (non voting). The investment will be made through the Co-Issuer, Lia 27 SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

The Company must reach its Target Offering Amount of $10,000.27 by September 30, 2025. Unless the Company raises at least the Target Offering Amount of $10,000.27 under the Regulation CF offering by September 30, 2025, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to September 30, 2025, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,999.04 maximum raise.

The minimum investment per investor is $1,030, which includes a $30.00 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Common Stock (non voting). Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Common Stock (non voting) as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Formation, as amended. For a complete description of our capital stock, you should refer to our Certificate of Formation, as amended, and to the applicable provisions of Delaware law.

The authorized capital stock of the Company is set forth in the Company's Certificate of Incorporation, as amended, and consists of (i) 75,000,000 shares of Class A Common Stock, $0.00001 par value per share (the "**Class A Common Stock**"); and (ii) 25,000,000 shares of Class B Common Stock, $0.00001 par value per share (the "**Class B Common Stock**", together with the Class A Common Stock, the "**Common Stock**").

As of the date of this Form C, 45,000,000 shares of Class A Common Stock are issued and outstanding. There are no shares of Class B Common Stock (non voting) and Preferred Stock issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	45,000,000
Par Value Per Share	$0.00001
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Voting Common Stock at a later date. The issuance of such additional shares of Class A Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	100%

Type	Class B Common Stock
Amount Outstanding	____
Par Value Per Share	$0.00001
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Common Stock at a later date. The issuance of such additional shares Class B Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	N/A

Outstanding Options, Safes, Convertible Notes, Warrants

N/A

Voting and Control

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Lia 27 Inc. (Canada)*	45,000,000 shares of Class A Voting Common Stock	100%

*Owned by Jean-Francois Comeau, the CEO, CTO and Co-Founder of the Company, and Alexandre Dufresne, Chairman, CFO, and Co-Founder.

Minority Ownership

As an investor in non-voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Voting Common Stock	$450.00	45,000,000	General Working Capital	November 16, 2024	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

None.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of January 1, 2025, the Company has $25,000 cash or cash equivalents, which is operating capital. This offering is intended to raise enough funds to facilitate operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of approximately $45,000,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

<center>32</center>

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://lia27.ai.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Lia 27 Inc.
(Issuer)

By: /s/ Jean-Francois Comeau
(Signature)

Jean-Francois Comeau
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jean-Francois Comeau
(Signature)

Jean-Francois Comeau
(Name)

Director
(Title)

February 28, 2025
(Date)

/s/ Alexandre Dufresne☐
(Signature)

Alexandre Dufresne
(Name)

Director
(Title)

February 28, 2025
(Date)

EXHIBIT B
Investor Website
(Attached)

Invest in the Makers
of One of the First Human-Like AI Assistant

We address one of the $1T AI market's[1] biggest opportunities with Lia, the first AI assistant designed to seamlessly manage tasks and connect emotionally. Backed by $2M in funding, Lia is built to deliver human-like interactions at scale. Whether it's managing days or providing empathetic support, Lia is the AI revolution investors have been waiting for. **Join us as we take human-like AI from science fiction to reality.**



I'm Ready to Invest

$1.00
Share Price

$1,000*
Min. Investment

SEC Filings   Offering Circular   Investor Education

Investment Highlights

Partnered with Google

As a member of the Google AI Startup Program



Backed by Industry Leaders

Yannis Mallat (former Ubisoft CEO) and Nicolas Schulman (manages $1B+ in assets) are investors



Proven Organic Growth

Each user refers 5.6 new users



Fully Realizing the Trillion-Dollar AI Boom

McKinsey says AI will create $4.4T in annual economic value[2], with tools like ChatGPT already boasting 300M weekly active users. Unsurprisingly, the AI market is expected to grow 400% by 2032. Despite this growth and widespread adoption, no AI solution has successfully combined task management and emotional intelligence – until Lia.



AI MARKET IS EXPECTED TO GROW 400% BY 2032.

2032

Merging Productivity with Personalization

Lia is the world's first AI to combine high-level task management with emotional intelligence. Whether managing your day-to-day or being an empathetic sounding board, Lia is the industry's most human-like AI assistant.



Task Mastery Meets Empathy: Manage unlimited tasks while Lia learns to anticipate needs.

Real-Time Emotional Understanding: Lia recognizes emotions and responds accordingly.

Personalized Support: Every interaction adapts to moods, goals, and preferences.



With the integration of leading AI technologies like fine-tuned Gemini 2.0, Dall-E 3, Whisper, and GPT models, Lia delivers best-in-class performance across every interaction.

Sensory Understanding and Intuitive Adaptation

By using "multimodal" technology – combining diverse inputs like visuals, language, and data – Lia delivers precise, tailored analysis. Whether analyzing a photo, translating a conversation, or managing tasks, Lia's adaptive approach redefines what AI can achieve. Its scalable design also ensures it can meet the demands of millions, blending advanced functionality with emotional intelligence to create connections other AI assistants can't match.



Rational Cortex

Forms the basis of Lia's superhuman IQ, enabling her to solve complex problems and make advanced decisions.



Visual Cortex

Allows Lia to analyze images and videos, understanding both their content and context for precise insights.





Imagination Cortex

Empowers Lia to create unique images directly from your conversations, fostering creativity and innovation



Auditory Cortex

Processes languages and sounds, translating them seamlessly into text and actionable insights.



Speech Cortex

Enables Lia to convert complex concepts into natural, empathetic, human-like conversation.



Download our investor brief to see our full business plan

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Each Lia User Refers 5+ New Ones

Our growth is more than success – it's proof that users value the unique combination of intelligence and empathy Lia delivers.

90% user retention month-over-month.

Organic growth with **each user bringing in an average of 5.6 referrals.**

60% conversion rate from free to premium users.

With projected profitability early next year and **revenues of $1,000,000 by mid-2026** and $2M in funding, Lia27 is well-positioned for exponential growth.

EXPANSION

Untapped Markets and Cutting-Edge Advancements

Our roadmap focuses on driving growth through diversified revenue streams, international market expansion, and cutting-edge technological advancements.



Diversified Revenue Streams:

Leverage emerging innovations, including quantum computing, to enhance AI responsiveness and adaptability.

Global Market Penetration:

Expand into non-English-speaking regions to reach a broader audience.

Advanced Technology Integration:

Leverage emerging innovations, including quantum computing, to enhance AI responsiveness and adaptability.

With these initiatives, we are positioned to scale rapidly and redefine the future of AI assistance.



Download our investor brief to see our full business plan

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example@gmail.com

Download Deck

Time-Based Bonus Shares:



BONUS PERKS ENDS IN | 48 Days | 12 Hrs | 48 Mins | 15 Secs

Invest
$1,000.01+

Receive
3%
Bonus Shares

Invest Now

Invest
$2,500.01+

Receive
5%
Bonus Shares

Invest Now

Invest
$5,000.01+

Receive
10%
Bonus Shares

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Invest
$10,000.01+

Receive
15%
Bonus Shares

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TEAM

A Team Driven by Passion and Expertise

Behind Lia27 is a team of experienced leaders with deep expertise in AI, product development, and scaling successful businesses.



Jean Francois Comeau
CEO & CTO

An MIT graduate with expertise in AI and business strategy, Jean brings 20+ years of experience developing cutting-edge tech solutions



Lia
CIO & CXO

The first AI entity ever to hold a corporate leadership position, Lia provides critical support in streamlining operations and data-driven decision-making



Alexandre Dufresne
Chairman& CFO

A founder of many successful ventures, such as Counsl, SPAC, and IndyCar Race Team, Alex delivers the kind of financial acumen that tripled his law firm's profits within 7 years







Yannis Mallat

Strategic Advisor
& Investor

Having successfully led Ubisoft to
the acclaimed launch of Assassin's
Creed, Yannis commands
excellence in product development
and leadership



Nicolas Schulman

Strategic Advisor
& Investor

A trusted wealth advisor who
manages a portfolio of over $1
billion, Nicolas provides guidance in
growth strategy and revenue
generation

FAQs

1. Why invest in startups? ⌃

Regulation CF allows investors to invest in startups and early-growth companies. This is
different from helping a company raise money on Kickstarter; with Regulation CF Offerings,
you aren't buying products or merchandise - you are buying a piece of a company and helping
it grow.

2. How much can I invest? ⌃

Accredited investors can invest as much as they want. But if you are NOT an accredited
investor, your investment limit depends on either your annual income or net worth, whichever
is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater
than $124,000 then your investment limit is 10%.

3. How do I calculate my net worth? ⌃

To calculate your net worth, just add up all of your assets and subtract all of your liabilities
(excluding the value of the person's primary residence). The resulting sum is your net worth.

4. What are the tax implications of an equity crowdfunding investment? ⌃

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor
before making an investment.

5. Who can invest in a Regulation CF Offering? ⌃

Individuals over 18 years of age can invest.

6. What do I need to know about early-stage investing? Are these investments risky? ⌃

There will always be some risk involved when investing in a startup or small business. And the
earlier you get in the more risk that is usually present. If a young company goes out of
business, your ownership interest could lose all value. You may have limited voting power to
direct the company due to dilution over time. You may also have to wait about five to seven

years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

7. When will I get my investment back?

The Common Stock (the "Shares") of Lia 27 (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5–10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

8. Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

9. Exceptions to limitations on selling shares during the one-year lockup period:

In the event of death, divorce, or similar circumstance, shares can be transferred to:
The company that issued the securities
An accredited investor
A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)
A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

10. What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

11. How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

12. What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

13. How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more

reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

14. What relationship does the company have with DealMaker Securities? ⌃

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

 **Lia27**



Sources:

1. https://www.investmentmonitor.ai/sponsored/future-of-technology-the-ai-market-1-trillion-opportunity/#:~:text=According%20t[…]%20billion%20in%202023
2. https://www.mckinsey.com/capabilities/mckinsey-digital/our-insights/the-economic-potential-of-generative-ai-the-next-productivity-frontier#int[%E2%80%A6]ion

differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

The Company's projected profitability and revenue estimates are based on assumptions that it believes to be reasonable given the current market conditions and available information. However, these projections are forward-looking statements subject to risks, uncertainties, and factors that could cause actual results to differ materially. Investors should not rely solely on these projections when making investment decisions. Past performance is not indicative of future results. For a full discussion of risks and uncertainties, please refer to the Company's offering materials.

EXHIBIT C
Subscription Agreement
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Lia 27 SPV LLC
      c/o Lia 27 Inc.
      18670 Coastal Highway, Suite #1078
      Rehoboth Beach, DE 19971

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Lia 27 SPV LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Non-Voting Class B Common Stock to be acquired from Lia 27 Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Non-Voting Class B Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,999.04 which also includes the Investor Processing Fee. (the "**Oversubscription Offering**"). The Company may accept subscriptions until September 30, 2025 (the "Termination Date").   Providing that subscriptions for $10,000.27 worth of Securities are received, which also includes a 3% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have

"knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such

other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Crowdfunding Issuer's inception financial statements consisting of the audited balance sheet of the Crowdfunding Issuer and the related statements of operations, changes in member's deficit and cash flows as of January 1, 2025 (the "**Inception Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Inception Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the date they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer. SetApart FS, who has provided the audited the Inception Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part

upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in

investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the

Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF LIA 27 INC. FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN LIA 27 INC. AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT LIA 27 INC.'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Non-Voting Common Stock or any securities which may be converted into the Crowdfunding Issuer's Non-Voting Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in Boston, Massachusetts. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of Boston, State of Massachusetts. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

If to the Company, to:

Lia 27 SPV LLC
c/o Lia 27 Inc.
18670 Coastal Highway, Ste #1078
Rehoboth Beach, DE 19971

If to the Crowdfunding Issuer, to:

Lia 27 Inc.
18670 Coastal Highway, Ste #1078
Rehoboth Beach, DE 19971

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Lia 27

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Common Shares of Lia 27 by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class B Common Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of   February 28, 2025

By: **Lia 27**

Jean-Francois Comeau

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Lia 27 (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Common Shares, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐   (j)   an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐   (j.1)   an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

       (k.1)   an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

       (k.2)   Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐   (l)   an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐   (m)   a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐   (n)   an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐   (o)   an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐   (p)   a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

       (q)   a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐   (r)   a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐   (s)   an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐   (t)   a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐   (u)   an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

       (v)   a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐   (w)   a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: _____ (Print Full Name of Entity or Individual)

By: _____

(Signature)

Name: _____

(If signing on behalf of entity)

Title: _____

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Class B Common Shares	Issuer: Lia 27 (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Lia 27** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;
☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;
☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;
☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

　　　(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Lia 27** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                 By:

                                                 (Signature)

                                                 Name:

                                                 (If signing on behalf of entity)

                                                 Title:

                                                 (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Lia 27's offering.

I certify that:

    1. I, , am the trustee of the ("Trust") (the "**Trustee**")

    2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Lia 27's offering;

    3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

    4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Co-Issuer Operating Agreement
(Attached)


LIMITED LIABILITY COMPANY AGREEMENT

OF

LIA 27 SPV LLC


This **LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of Lia 27 SPV LLC, a Delaware limited liability company (the "**Company**") is entered into as of November 16, 2024 by and among the Company, Lia 27 Inc.(the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was formed to serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Lia 27 Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

NOW THEREFORE, the limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:


ARTICLE I – ORGANIZATIONAL MATTERS


Section 1.01   Name. The name of the Company is Lia 27 SPV LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 16192 Coastal Highway, Lewes, DE 19958 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule. Members may only be natural persons.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as in the when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b) In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's

principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a)   Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b)   Issue additional Interests or other securities, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c)   Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a)   Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b)   Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c)   Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d)   Entering into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable.

An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding sixty-six percent (66%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of a Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   Further Restrictions on Transfer.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   <u>No Personal Liability: Members; Manager</u>.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   <u>Indemnification</u>.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Member of the Company; (ii) each Manager and Officer of the Company; and (iii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Member and of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   <u>Inspection Rights</u>. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and

make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available 9 the same such information of the Crowdfunding Issuer, with each Member acknowledging that the Company is subject to the provisions of the Amended and Restated Investor Rights Agreement of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 66% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Tax Matters Representative, the holders of a majority of the Interests of the Company shall appoint a new Tax Matters Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by holders of 66% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company during which the liquidation of the Company occurs.

Section 9.04   <u>Required Filings</u>. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   <u>Definitions</u>. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on August 7, 2023.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended. 12

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)   "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)   "**Manager**" means, initially, Trevi Systems, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)   "**Securities**" means the underlying securities (i.e., Shares of Common Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p)   "**Transferor" and "Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q)   "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. A transfer of Units will include a transfer of the Capital Account that is attributable to such Units as of the effective date of such transfer determined in accordance with Section 6.01, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member are being transferred by such Member. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02   Submission to Jurisdiction. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03   Waiver of Jury Trial. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a)   when delivered by hand;

(b)   when received by the addressee if sent by a nationally recognized overnight courier;

(c)   on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d)   on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	16192 Coastal Highway
	Lewes, DE 19958
	Email: alexandre@ia27.ai
	Attention: Alexandre Dufresne, President of Lia 27 SPV LLC
If to the Manager:	16192 Coastal Highway
	Lewes, DE 19958
	Email: alexandre@ia27.ai
	Attention: Alexandre Dufresne, President of Lia 27 Inc
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06   Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09   Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by Members holding 66% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10   Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12   Entire Agreement. This Agreement, together with the Certificate of Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and

contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

LIA 27 SPV LLC

By: LIA 27 INC., a Delaware corporation,

Its Manager

By: *Alexandre Dufresne*

— 46D99942E60648C...

Name: Alexandre DuFresne

Title: President

SCHEDULE I

MEMBERS SCHEDULE

Entity Name	Cash Contribution	Interests/Units

EXHIBIT E
Certificate of Incorporation
(Attached)

CERTIFICATE OF INCORPORATION
OF
LIA 27 INC.

FIRST: The name of the corporation is: Lia 27 Inc. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The Corporation is authorized to issue a total number of shares of 100,000,000 common shares having a par value of $0.00001 per share consisting of:

A. 75,000,000 shares of Class A Common Stock, entitling each holder thereof to one shareholder vote each share of Class A Common Stock held of record by such holder, as well as associated common shareholder economic rights as set forth herein.

B. 25,000,000 shares of Class B Common Stock, entitling each holder thereof to no voting rights, as well as associated common shareholder economic rights as set forth herein.

Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding class or series of stock having a preference over or the right to participate with the Class A Common Stock and Class B Common Stock with respect to the payment of dividends in cash, stock or property of the Corporation, such dividends may be declared and paid on the Class A Common Stock and Class B Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board of Directors in its discretion shall determine.

Liquidation, Dissolution, etc. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation as required by law, the holders of all outstanding shares of Class A Common Stock and Class B Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such shareholder.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"), and the directors comprising the Board (the" Directors") need not be elected by written ballot. The initial number of Directors shall be three

(2) and thereafter shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is Eric Hess with a the mailing address of 36 Manchester Drive, Westfield, NJ 07090.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate and do certify that the facts herein stated are true; and have accordingly signed below, this October 18, 2024.

DocuSigned by:

Eric Hess

703AFABE027749D...

Eric Hess, Incorporator

EXHIBIT F
Bylaws

BYLAWS

OF

LIA 27 INC.

A Delaware Corporation

(the "Corporation")

ARTICLE I

REGISTERED AGENT AND OFFICES

1. <u>Registered Agent and Office</u>.   The registered agent of the Corporation shall be Harvard Business Services, 16192 Coastal Highway, Lewes, Delaware, 19958.

2. <u>Other Offices</u>. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

SHAREHOLDERS

1. <u>Annual Meeting</u>. The annual meeting of shareholders of the Corporation shall be held for the election of directors each year at such place, date and time as shall be designated by the Board of Directors. Any other proper business may be transacted at the annual meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the shareholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these By-laws or otherwise all the force and effect of an annual meeting.

2. <u>Special Meetings</u>. Special meetings of the shareholders may be called by the President and shall be called by the Board upon the written request of the holders of record of a majority of the outstanding shares of the Corporation entitled to vote at the meeting requested to be called. Such request shall state the purpose or purposes of the proposed meeting. At such special meetings the only business, which may be transacted, is that relating to the purpose or purposes set forth in the notice thereof.

3. <u>Notice of Meetings</u>. Notice of each meeting of the shareholders shall be given in writing and shall state the place, date and hour of the meeting and the purpose or purposes for which the meeting is called. Notice of a special meeting shall indicate that it is being issued by or at the direction of the person or persons calling or requesting the meeting.

   A copy of the notice of each meeting shall be given, personally or by first class mail, not less than ten nor more than sixty days before the date of the meeting, to each shareholder entitled to vote at such meeting. If mailed, such notice shall be deemed to have been given when deposited in the United States mail, with postage thereon prepaid, directed to the shareholder at his address as it appears on the record

of the shareholders, or, if he shall have filed with the Secretary of the Corporation a written request that notices to him or her be mailed to some other address, then directed to him at such other address. Without limiting the manner by which notice otherwise may be effectively given to shareholders, any notice to shareholders may be given by electronic transmission if so directed by such shareholder in a written request filed with the Secretary of the Corporation.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record on the new record date entitled to notice under this Section.

Notice of a meeting need not be given to any shareholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any shareholder at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

4. Quorum of Shareholders. The holders of a majority in interest of all shares issued, outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present, despite the absence of a quorum. The shareholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders to reduce the voting shares below a quorum.

5. Voting and Proxies. Except as otherwise provided by the Certificate of Incorporation or by law, each shareholder entitled to vote at any meeting of shareholders shall be entitled to one vote for each share of shares held by such shareholder which has voting power upon the matter in question.

Every shareholder entitled to vote at a meeting of the shareholders, or to express consent or dissent without a meeting may authorize another person or persons to act for him by proxy. The shareholder or its attorney must sign every proxy. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise provided by law.

The authority of the holder of a proxy to act shall not be revoked by the incompetence or death of the shareholder who executed the proxy, unless before the authority is exercised written notice of the Secretary or any Assistant Secretary receives adjudication of such incompetence or of such death.

6. Action at Meeting. When a quorum is present, any matter before the meeting shall be decided by vote of the holders of a majority of the shares of shares voting on such matter except where a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. Any election of directors by shareholders shall be determined by a plurality of the votes cast, except where a larger vote is required by law, by the Certificate of Incorporation or by these By-laws. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

7. Presiding Officer. Meetings of shareholders shall be presided over by the Chairman of the Board, if one is elected, or in his or her absence, the Vice Chairman of the Board, if one is elected, or if neither is elected or in their absence, a President. The Board of Directors shall have the authority to appoint a

temporary presiding officer to serve at any meeting of the shareholders if the Chairman of the Board, the Vice Chairman of the Board or a President is unable to do so for any reason.

8.   Action without a Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted by law to be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office, by hand or by certified mail, return receipt requested, or to the Corporation's principal place of business or to the officer of the Corporation having custody of the minute book.

9.   Shareholder Lists. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each shareholder and the number of shares registered in the name of each shareholder and any electronic mail addresses or other electronic contact information.

ARTICLE III

BOARD OF DIRECTORS

1. Power of the Board of Directors. The Board of Directors shall manage the business of the Corporation. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

2. Number of Directors. Unless otherwise provided in the Certificate of Incorporation or in these By-laws, the number of directors which shall constitute the whole board shall be determined from time to time by resolution of the Board of Directors. Directors need not be shareholders.

3. Election and Term of Directors. At each annual meeting of shareholders, directors shall be elected to hold office until the next annual meeting and until their successors have been elected and qualified or until their death, resignation or removal in the manner hereinafter provided.

4. Resignation of Directors. Any director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the President or to the Secretary of the Corporation. Such resignation shall take effect at the time specified therein; and unless otherwise specified therein the acceptance of such resignation shall not be necessary to make it effective.

5. Removal of Directors. Any one or more of the directors may be removed for cause by action of the Board of Directors. A director may also be removed from office with or without cause by vote of the holders of a majority of the shares entitled to vote in the election of directors.

6. Vacancies; Reduction of Board. A majority of the directors then in office, although less than a quorum, or a sole remaining director, may fill vacancies in the Board of Directors occurring for any reason and newly created directorships resulting from any increase in the authorized number of directors. In lieu of filling any vacancy, the Board of Directors may reduce the number of directors.

7. Quorum of Director and Action of the Board. A majority of the entire Board of Directors shall constitute a quorum for the transaction of business, and, except where otherwise provided herein, the vote of a

majority of the directors present at a meeting at the time of such vote, if a quorum is then present, shall be the act of the Board. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice.

Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board or the committee consent in writing to the adoption of a resolution authorizing the action. The resolution and the written consent thereto by the members of the Board or committee shall be filed with the minutes of the proceedings of the Board or committee.

8. <u>Meetings of the Board</u>. An annual meeting of the Board of Directors shall be held in each year directly after the annual meeting of shareholders. Regular meetings of the Board shall be held at such times as may be fixed by the Board. Special meetings of the Board may be held at any time upon the call of the Chairman of the Board or President or any two directors.

Meetings of the Board of Directors shall be held at such places as may be fixed by the Board for annual and regular meetings and in the notice of meeting for special meetings. If no place is so fixed, meetings of the Board shall be held at the principal office of the Corporation. Any one or more members of the Board of Directors may participate in meetings by means of a conference telephone or similar communications equipment.

No notice need be given of annual or regular meetings of the Board of Directors. Notice of the time, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the officer or one of the directors calling the meeting. Notice shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communications, sent to such director's business or home address at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to such director's business or home address at least forty-eight (48) hours in advance of the meeting.

A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. Notice of any adjournment of a meeting to another time or place shall be given, in the manner described above, to the directors who were not present at the time of the adjournment and, unless such time and place are announced at the meeting, to the other directors.

9. <u>Committees of Directors</u>. The Board of Directors, by resolution adopted by a majority of the entire Board, may designate from among its members an executive committee and other committees each consisting of three or more directors and each of which, to the extent provided in the resolution, shall have all the authority of the Board, except that no such committee shall have authority as to the following matters: (a) the submission to shareholders of any action that needs shareholders' approval; (b) the filling of vacancies in the Board or in any committee; (c) the fixing of compensation of the directors for serving on the Board or on any committee; (d) the amendment or repeal of the bylaws, or the adoption of new bylaws; (e) the amendment or repeal of any resolution of the Board which, by its term, shall not be so amendable or repealable; or (f) the removal or indemnification of directors.

The Board of Directors may designate one or more directors as alternate members of any such committee, who may replace any absent member or members at any meeting of such committee.

Unless a greater proportion is required by the resolution designating a committee, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, and the vote of a majority of the members present at a meeting at the time of such vote, if a quorum is then present, shall be the act of such committee.

Each such committee shall serve at the pleasure of the Board of Directors and the Board may abolish any committee at any time.

10. Compensation of Directors. There shall be no compensation for serving on the Board of Directors.

11. Interest of Directors in a Transaction. Unless shown to be unfair and unreasonable as to the Corporation, no contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable, irrespective of whether such interested director or directors are present at a meeting of the Board of Directors, or of a committee thereof, which authorizes such contract or transaction and irrespective of whether his or their votes are counted for such purpose.

Notwithstanding the foregoing, no loan, except advances in connection with indemnification, shall be made by the Corporation to any director unless it is authorized by vote of the shareholders without counting any shares of the director who would be the borrower or unless the director who would be the borrower is the sole shareholder of the Corporation.

ARTICLE IV

OFFICERS

1. Election of Officers. After the annual election of directors, the Board of Directors shall elect the officers of the Corporation, which shall include a President, a Secretary, and a Treasurer. The Board, from time to time, may elect or appoint such other officers and agents, as it may determine, at such annual meeting or any other meeting, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board. The same person may hold any two or more offices. The Board of Directors may also elect from among its members a Chairman of the Board and a Vice Chairman of the Board.

2. Compensation. The salaries of all officers and agents of the Corporation shall be fixed by the Board of Directors.

3. Term of Office. Each of the officers of the Corporation shall hold office until the first meeting of the Board of Directors following the next annual meeting of shareholders and until such officer's successor is elected and qualified or until such officer's earlier resignation or removal. Any officer may resign by delivering his or her written resignation to the Corporation, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

4. Removal. The Board of Directors may remove any officer with or without cause by vote of a majority of the directors then in office.

5. Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

6. Chairman of the Board and Vice Chairman. Unless otherwise provided by the Board of Directors, the Chairman of the Board of Directors, if one is elected, shall preside, when present, at all meetings of the shareholders and the Board of Directors. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if one is elected, shall preside, when present, at all meetings of the shareholders

and the Board of Directors. The Chairman of the Board and the Vice Chairman shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

7. <u>President</u>. The President shall be the chief executive officer of the Corporation, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. If there is no Chairman of the Board or Vice Chairman of the Board, the President shall also preside at all meetings of the shareholders and the Board of Directors.

8. <u>Vice President</u>. Any Vice President shall have such powers and shall perform such duties as the Board of Directors may from time to time designate. During the absence or disability of or refusal to act by the President, the Vice President shall perform the duties and exercise the powers of the President.

9. <u>Secretary</u>. The Secretary shall attend all meetings of the Board of Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or President, under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the Secretary's signature. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

10. <u>Treasurer</u>. The Treasurer shall have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation, except as the Board of Directors may otherwise provide. The treasurer shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of the financial condition of the Corporation and shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

ARTICLE V

<u>CERTIFICATES AND TRANSFER OF SHARES</u>

1. <u>Share Certificates</u>. Share certificates shall represent the share of the Corporation as the Board of Directors may prescribe, signed by the President or a Vice President and the Secretary or the Treasurer. The shares may be sealed with the seal of the Corporation or a facsimile thereof. In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer before such certificate is issued, the Corporation with the same effect may issue it as if he were such officer at the date of issue.

   Each certificate representing shares issued by the Corporation shall set forth upon the face or back of the certificate, or shall state that the Corporation will furnish to any shareholder upon request and without charge, a full statement of the designation, relative rights, preferences and limitations of the shares of each class of shares, if more than one, authorized to be issued and the designation, relative rights, preferences and limitations of each series of any class of preferred shares authorized to be issued so far as the same have been fixed, and the authority of the Board of Directors to designate and fix the relative rights, preferences and limitations of other series.

Each certificate representing shares shall state upon the face thereof: (a) that the Corporation is formed under the laws of the State of Delaware; (b) the name of the person or persons to whom issued; and (c) the number and class of shares, and the designation of the series, if any, which such certificate represents.

2. <u>Record Holders</u>. The Corporation shall be entitled to treat the record holder of shares as shown on its books as the owner of such shares for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such shares, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these By-laws.

3. <u>Transfers of Shares</u>. Shares of the Corporation shall be transferable on the record of shareholders upon presentment to the Corporation of a transfer agent of a certificate or certificates representing the shares requested to be transferred, with proper endorsement on the certificate or on a separate accompanying document, together with such evidence of the payment of transfer taxes and compliance with other provisions of law as the Corporation or its transfer agent may require.

4. <u>Lost, Stolen or Destroyed Share</u> Certificates. No certificate for shares of the Corporation shall be issued in place of any certificate alleged to have been lost, destroyed or wrongfully taken, except, if and to the extent required by the Board of Directors upon: (a) production of evidence of loss, destruction or wrongful taking; (b) delivery of a bond indemnifying the Corporation and its agents against any claim that may be made against it or them on account of the alleged loss, destruction or wrongful taking of the replaced certificate or the issuance of the new certificate; (c) payment of the expenses of the Corporation and its agents incurred in connection with the issuance of the new certificate; and (d) compliance with other such reasonable requirements as may be imposed.

ARTICLE VI

<u>OTHER MATTERS</u>

1. <u>Corporate Seal</u>. The Board of Directors may adopt a corporate seal, alter such seal at pleasure, and authorize it to be used by causing it or a facsimile to be affixed or impressed or reproduced in any other manner.

2. <u>Fiscal Year</u>. Except as otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on December 31st of each year.

3. <u>Books and Records</u>. The Corporation shall keep: (a) correct and complete books and records of account; (b) minutes of the proceedings of the shareholders, Board of Directors and any committees of directors; and (c) a current list of the directors and officers and their residence addresses. The Corporation shall also keep at its office in the State of Delaware or at the office of its transfer agent or registrar in the State of Delaware, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each and the dates when they respectively became the owners of record thereof.

The Board of Directors may determine whether and to what extent and at what times and places and under what conditions and regulations any accounts, books, records or other documents of the Corporation shall be open to inspection, and no creditor, security holder or other person shall have any

right to inspect any accounts, books, records or other documents of the Corporation except as conferred by statute or as so authorized by the Board.

4. Execution of Documents. Subject to any limitations which may be set forth in a resolution of the Board of Directors, all deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by, a President, or by any other officer, employee or agent of the Corporation as the Board of Directors may authorize.

5. Amendments. These By-laws may be altered, amended or repealed, and new By-laws may be adopted, by the shareholders or by the Board of Directors; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these By-laws which by law, by the Certificate of Incorporation or by these By-laws requires action by the shareholders and (b) any alteration, amendment or repeal of these By-laws by the Board of Directors and any new By-law adopted by the Board of Directors may be altered, amended or repealed by the shareholders.

6. Indemnification. The Corporation shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as an officer, director, or employee of the Corporation against all expenses and liabilities, including, without limitation, attorneys' fees, judgments, fines, penalties and settlement payments, reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or proceeding in which he or she may become involved by reason of his or her service in such capacity; provided that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the Corporation; and further provided that any compromise or settlement payment shall be approved by a majority vote of a quorum of directors who are not at that time parties to the proceeding.

EXHIBIT G
Financial Statements
(Attached)

Lia 27 Inc.

(a Delaware Corporation)

Audited Financial Statements

As of the date of inception October 18, 2024

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Lia 27 Inc.
Table of Contents

Independent Accountant's Audit Report   FS-3

Financial Statements and Supplementary Notes

Balance Sheet as of the date of inception October 18, 2024   FS-5

Income Statement for the date of inception October 18, 2024   FS-6

Statement of Changes in Stockholders' Equity for the the date of inception October 18, 2024   FS-7

Statement of Cash Flows for the date of inception October 18, 2024   FS-8

Notes and Additional Disclosures to the Financial Statements as of the date of inception October 18, 2024   FS-9





Independent Auditor's Report

November 18, 2024
To: Management of Lia 27 Inc.
Attn: Alexandre Dufresne, Member
Re: Inception Financial Statement Audit – Lia 27 Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Lia 27 Inc., which comprise the balance sheets as of the date of inception October 18, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the date then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Lia 27 Inc. as of October 18, 2024 (date of inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Lia 27 Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Lia 27 Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lia 27 Inc.'s internal control. Accordingly, no such opinion is expressed.





- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Lia 27 Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
November 18, 2024



LIA 27 INC.
BALANCE SHEET
As of October 18, 2024 (date of inception)
(Audited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-

Total Assets	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-

Stockholders' Equity

Common stock, $0.00001 par value; 75,000,000 shares authorized; nil shares issued and outstanding	-
Preferred stock, $0.00001 par value; 25,000,000 shares authorized; nil shares issued and outstanding	-
Additional paid in capital	-
Subscription receivable	-
Retained earnings	-
Total Stockholders' Equity	-

Total Liabilities and Stockholders' Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

LIA 27 INC.
STATEMENT OF OPERATIONS
As of October 18, 2024 (date of inception)
(Audited)

Revenues	$ -
Operating Expenses	
Advertising and marketing	-
General and administrative	-
Total Operating Expenses	-
Other Income	
Other income/expense	-
Total Other income (expense)	-
Net Income (Loss)	$ -

The accompanying footnotes are an integral part of these financial statements.

LIA 27 INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
As of October 18, 2024 (date of inception)
(Audited)

	Shares	Value ($ par)	Additional Paid in Capital	Subscription Receivable	Retained Earnings	Total Stockholders' Equity
Issuance of common stock	-	$ -	$ -	$ -	$ -	$ -
Net loss	-	-	-	-	-	-
Balance as of October 18, 2024	-	$ -	$ -	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

LIA 27 INC.
STATEMENTS OF CASH FLOWS
As of October 18, 2024 (date of inception)
(Audited)

Cash Flows from Operating Activities	
Net Income (Loss)	$ -
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating liabilities:	
Accounts payable	-
Net cash provided by (used in) operating activities	-
Cash Flows from Financing Activities	
Issuance of Common Stock	-
Net cash used in financing activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

LIA 27 INC.
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 18, 2024 (DATE OF INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Lia 27 Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on October 18, 2024. The Company is an artificial intelligence technology company that develops mobile applications for consumers.

As of the inception date, the Company has not yet commenced operations. It is anticipated that the Company will incur losses before generating positive retained earnings. Over the next twelve months, the Company intends to fund its operations through capital raises, contingent upon the realization of such funds.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Receivables and Credit Policy

As of October 18, 2024, the date of inception, the Company did not have any accounts receivable and is pre-revenue.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

LIA 27 INC.
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 18, 2024 (DATE OF INCEPTION)
(AUDITED)

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of October 18, 2024, the date of inception.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of October 18, 2024, the date of inception.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company has not generated revenue as of October 18, 2024, the date of inception.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY

The Company's authorized capital stock consists of two classes of common stock as follows:

Class A Common Stock: The Company is authorized to issue 75,000,000 shares of Class A Common Stock. Each share of Class A Common Stock entitles its holder to one vote per share on all matters submitted to a

LIA 27 INC.
NOTES TO FINANCIAL STATEMENTS
AS OF OCTOBER 18, 2024 (DATE OF INCEPTION)
(AUDITED)

vote of the shareholders. Holders of Class A Common Stock are also entitled to associated economic rights as described in the Company's governing documents.

Class B Common Stock: The Company is authorized to issue 25,000,000 shares of Class B Common Stock. Holders of Class B Common Stock are not entitled to any voting rights. However, Class B Common Stockholders are entitled to associated economic rights, as outlined in the Company's governing documents.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of October 18, 2024, the date of inception.

NOTE 5 – SUBSEQUENT EVENTS

Common Stock Issuance

On November 16, 2024, the Company issued 45,000,000 shares of Class A common stock to Lia 27 Inc., a Canadian corporation, becoming Lia 27 Inc. (Canada)'s wholly-owned subsidiary.

Licensing Agreement with Lia 27 Inc., a Canadian Corporation

The Company has entered into a Software, Trademark, and Services Agreement with Lia 27 Inc., a Canadian corporation ("Licensor"), effective November 16, 2024. Under the agreement, the Licensor granted the Company a perpetual, royalty-free license to distribute and market an AI-powered application and use associated trademarks in the U.S.

As part of the agreement, the Licensor provides ongoing support services, including app development assistance, system maintenance, digital marketing resources, and incident reporting. In return, the Company is required to pay a quarterly license and services fee, with payments due within 30 days of each calendar quarter's end.

Since the Company has not yet commenced operations, no payment obligations have arisen under the terms of the agreement as of November 18, 2024.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Class B common shares. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Limited Liability Company Agreement with Lia 27 SPV LLC

On November 16, 2024, the Company entered into a Limited Liability Company Agreement with Lia 27 SPV LLC ("SPV"). Under this agreement, SPV was established as a "crowdfunding vehicle" with the sole purpose of acquiring, holding, and disposing of securities issued by the Company, which also serves as the Manager of SPV. The Company will allocate up to 5,000,000 Class B common shares to the SPV.

As the Manager, the Company oversees the business, property, and affairs of SPV. Additionally, the Company is responsible for all expenses incurred by SPV in connection with its formation, operation, or winding up. These expenses are either directly paid by the Company or reimbursed to SPV if initially paid by SPV.

Management's Evaluation

Management has evaluated subsequent events through November 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Lia 27 SPV LLC

(a Delaware Limited Liability Company)

Audited Financial Statements

As of the date of inception November 12, 2024

Audited by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Lia 27 SPV LLC
Table of Contents

Independent Accountant's Audit Report   FS-3

Financial Statements and Supplementary Notes

    Balance Sheet as of the date of inception November 12, 2024   FS-5

    Notes and Additional Disclosures to the Financial Statements as of the   FS-6
    date of inception November 12, 2024




Independent Auditor's Report

November 18, 2024
To: Management of Lia 27 SPV LLC
Attn: Alexandre Dufresne, Member
Re: Inception Financial Statement Audit – Lia 27 SPV LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Lia 27 SPV LLC, which comprise the balance sheets as of the date of inception November 12, 2024, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Lia 27 SPV LLC as of November 12, 2024 (date of inception), and the results of its operations and its cash flows for the date then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Lia 27 SPV LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Lia 27 SPV LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Lia 27 SPV LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates





made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Lia 27 SPV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
November 18, 2024



Lia 27 SPV LLC
BALANCE SHEET
As of November 12, 2024 (Inception)
(Audited)

ASSETS

Current Assets
  Cash and cash equivalents .... $ -
    Total Current Assets .... -

Total Assets .... $ -

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities
  Accounts payable .... $ -
    Total Current Liabilities .... -

Total Liabilities .... -

Member's Equity (Deficit) .... -
Total Member's Equity .... -

Total Liabilities and Member's Equity .... $ -

The accompanying footnotes are an integral part of these financial statements.

LIA 27 SPV LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF NOVEMBER 12, 2024 (INCEPTION)
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Lia 27 SPV LLC (the "Company") was formed on November 12, 2024 under the laws of the State of Delaware. The Company will undertake the limited purpose of acting as a crowdfunding vehicle of acquiring, holding, and disposing of securities issued by Lia 27 Inc. (the "Crowdfunding Issuer" in the upcoming crowdfunding campaign), which will also serve as the Manager of the Company (see Note 6).

All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose shall be paid solely by the Crowdfunding Issuer.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

LIA 27 SPV LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF NOVEMBER 12, 2024 (INCEPTION)
(AUDITED)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company does not yet have any bank accounts.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of November 12, 2024 (inception).

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, "Income Taxes". Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when the effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

LIA 27 SPV LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF NOVEMBER 12, 2024 (INCEPTION)
(AUDITED)

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

No revenue has been earned or recognized as of November 12, 2024 (inception).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 4 – EQUITY

The Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by Lia 27 Inc., a Delaware corporation (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company (see Note 6).

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Pursuant to the Company's operating agreement, no member of the Company has the ability to withdraw any part of a membership contribution as a member prior to dissolution and winding up of the Company.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 6 – SUBSEQUENT EVENTS

Limited Liability Company Agreement

LIA 27 SPV LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF NOVEMBER 12, 2024 (INCEPTION)
(AUDITED)

On November 16, 2024, the Company entered into a Limited Liability Company Agreement with Lia 27 Inc, wherein the Company will serve as a "crowdfunding vehicle" with the limited purpose of acquiring, holding, and disposing of securities issued by Lia 27 Inc. ("Crowdfunding Issuer") which will also serve as the Manager of the Company. The business, property, and affairs of the Company shall be managed by the Manager.

All expenses incurred by the Company for the formation, operation, or winding up shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in members' units. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through November 18, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT H
Software License Agreement
(Attached)

SOFTWARE, TRADENAME AND SERVICES AGREEMENT

This Software, Trademark and Services Agreement (this "Agreement") is entered into effective on November 16, 2024, by and between Lia 27 Inc., a Canadian corporation ("Licensor") and Lia 27 (US), Inc., a Delaware corporation ("Licensee").

WHEREAS, Licensor has developed an AI-powered application that facilitates dynamic engagement with a virtual persona, allowing users to communicate either through text-based interfaces or via voice commands (the "App") and has applied for trademarks for the name "LIA 27", Serial No. 97145892 (U.S.) and Application No. 2149073 (Canada), with the United States Patent and Trademark Office (USPTO) and the Canadian Intellectual Property Office (CIPO), respectively as well as related designs (the "Marks");

WHEREAS, Licensee wishes to license the App and the Marks for use in the United States market (the "Territory").

WHEREAS, License wishes to receive certain Services (as generally defined in Section 2 below) respecting its commercial development and use of the App and Marks.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1. **Grant of License**.

   1.1. **Grant**. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee a perpetual, royalty-free license to distribute, market, and otherwise commercially exploit the App in the Territory and to use the Marks solely in connection with the App.

   1.2. **Improvements**. For purposes of this Agreement, any improvements or modifications to the App and any additional trademarks or other intellectual property associated with the App (including but not limited to U.S. or international patents) shall automatically be deemed part of the App and the Marks and shall therefore automatically be provided to Licensee and covered by this Agreement.

   1.3. **Sublicenses**. Licensee may grant sublicenses in the App and Marks only to customers for their use in the ordinary course of Licensee's business.

   1.4. **Restrictions**. Licensee shall not (i) decompile or reverse engineer the App or otherwise attempt to obtain the source code for the App; (ii) use any marks other than the Marks in connection with the App, or (iii) fail to comply with other restrictions requested by Licensor, including but not limited to restrictions prohibiting use of the App for any illegal purposes or in a manner reasonably likely to bring the App, the Marks, or Licensor into disrepute.

2. **Services**

   2.1 **Services Description**. Licensor shall provide the following services for the Licensee:

a. Assistance respecting the development of the App, including systems administration, database administration, and network services;

b. Maintenance of the computer hardware and software systems used by Licensee to operate the App to ensure that such systems are operational;and

c. Provision of digital marketing resources, including (i) online promotional assets, (ii) app store optimization guidance, and (iii) strategy consultations focused on user acquisition, engagement, and retention. Marketing strategies will be reviewed quarterly to support growth objectives and app adoption.

d. Provision of incident reports detailing the cause of any problems with the App, the steps taken to address the problem, and steps to prevent similar issues from occurring in the future (collectively, the "Services").

3. **Payment Terms**.

3.1.   **Fees**. The Licensee shall pay to Licensor a fee for the license of the App and Marks (the "**License Fee**"), as well as for the provision of the Services (the "**Services Fee**") as set forth in Schedule A annexed hereto and incorporated herein by this reference. Licensor shall maintain detailed records of all costs incurred in providing the services to support the calculation of the Services Fee. Such records will be made available to Licensee upon request. The License Fee and the Services Fee (the "**Fees**") shall be paid within 30 days of the end of each calendar quarter. Licensor may audit financial records related to Licensee revenues once per year, upon reasonable notice. In the event of Licensor's failure to pay within thirty (30) days of invoicing and the Parties inability to resolve within an additional thirty (30) days period despite best efforts, Licensor may terminate this license on ninety (90) days prior written notice.

3.2.   **Review**. The Parties shall review the Fees annually or upon the occurrence of a significant commercial event (such as revenue generation or further investment rounds) that materially impacts value creation. Any modifications to the Fees shall be documented by amendment to Schedule A.

3.3.   **Withholding Tax**. Licensee shall be responsible for withholding and remitting any applicable withholding taxes on the License Fee, if required under local tax laws, unless a treaty or exemption applies.

4. **Warranties**.

4.1.   **Limited Performance Warranty**. Licensor warrants that the App will perform as intended subject to normal outages and bugs.

4.2.   **Warranty of Non-Infringement**.

4.2.1.   **In General**. Licensor warrants that Licensee's use of the App and the Marks as anticipated by this Agreement will not infringe on the rights of any third party. If a claim is made that Licensee's use of the App or the Marks infringes on the rights of a third party then Licensor

will, at its sole expense and as Licensee's sole remedy, defend against such claim and pay any final judgment against Licensee, provided that Licensee promptly notifies Licensor of any such claim in writing and Licensor is given sole control over the defense and settlement of such claim. Licensor may, without the knowledge or consent of Licensee, agree to any resolution of the dispute that does not require on the part of Licensee a payment or an admission of wrongdoing. Without limiting the preceding sentence, Licensor may (i) seek to obtain through negotiation the right of Licensee to continue using the App; (ii) rework the App so as to make it non-infringing; or (iii) replace the App, as long as the reworked or replacement App does not result in a material adverse change in the "look and feel" or operational characteristics of the App.

4.2.2. **Exceptions**. The foregoing warranty shall not apply to infringement caused by (i) Licensee's modification or use of the App other than as contemplated by the Agreement; (ii) Licensee's failure to use corrections or enhancements made available by Licensor to the extent that such corrections or enhancements would make the App non-infringing; or (iii) information, specification or materials provided by Licensee or third party acting for Licensee.

4.3. **Compliance with Laws**. Licensor shall use commercially reasonable efforts to conduct its business, and develop the App, in compliance with all applicable laws, rules and regulations in the U.S., including but not limited to laws and regulations applicable to money transmitters.

4.4. **No Other Warranties**. EXCEPT FOR THE WARRANTIES SET FORTH IN SECTIONS 4.1, 4.2, AND 4.3, THE APP, INCLUDING ANY ACCOMPANYING MANUALS AND OTHER MATERIALS, AND THE SERVICES, ARE PROVIDED BY THE LICENSOR "AS IS," WITHOUT WARRANTY OF ANY KIND, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR ANY WARRANTY THAT THE APP WILL BE ERROR-FREE OR OPERATE WITHOUT INTERRUPTION, OR THAT THE APP WILL MEET THE CUSTOMER'S REQUIREMENTS, AND ANY WARRANTIES IMPLIED BY LAW, BY THE COURSE OF DEALING BETWEEN THE PARTIES, OR OTHERWISE, ARE HEREBY EXCLUDED TO THE FULLEST EXTENT PERMITTED BY LAW.

5. **Ownership and Protection of App and Marks**.

5.1. **Acknowledgment**. Licensee acknowledges and agrees that, as between the parties, (i) Licensor owns and will retain all right, title, and interest in and to the App and the Marks; and (ii) all use by Licensee or any sublicensee of, and all goodwill accruing therefrom, will inure solely to the benefit of Licensor. Licensee shall not dispute or challenge, or assist any person or entity in disputing or challenging, Licensor's rights in and to the App or the Marks or the validity of the Marks.

5.2. **Registration and Maintenance**. Licensor has the sole right, in its discretion and at its own expense, to file, prosecute, and maintain all applications and registrations for the Marks. Licensee shall provide, at the request of Licensor and at Licensee's expense, all necessary assistance with such filing, maintenance, and prosecution.

5.3. **Enforcement**. Licensee shall promptly notify Licensor in writing of any actual, suspected, or threatened infringement, dilution, or other conflicting use of the App or the Marks by any third party of which it becomes aware. Licensor has the sole right, in its discretion, to bring

any action or proceeding with respect to any such infringement, dilution, or other conflict and to control the conduct of, and retain any monetary recovery resulting from, any such action or proceeding (including any settlement). Licensee shall provide Licensor with all assistance that Licensor may reasonably request, at Licensor's expense, in connection with any such action or proceeding.

6. **Confidentiality**. Each Party agrees: (i) to treat as confidential all Confidential Information of the other party, (ii) not disclosure such Confidential Information to any third party, except to its employees and agents on a "need-to-know" basis; and (iii) to use the Confidential Information solely in connection with performing obligations or exercising rights under this Agreement. Confidential Information shall not be disclosed to any third party without the prior written consent of the disclosing party. Each party is permitted to disclose the other party's Confidential Information if required by law, so long as the other party is given prompt written notice of such requirement, prior to disclosure, and reasonable assistance in seeking an order protecting such information from public disclosure. As used in this paragraph, "Confidential Information" means any proprietary information of a party to this Agreement that is disclosed by such party to the other party, except any information that was publicly known and made generally available, prior to the time of disclosure by the disclosing party, (ii) becomes publicly known and made generally available, after disclosure by the disclosing party to the receiving party, through no action or inaction of the receiving party, (iii) is already in the possession of the receiving party at the time of disclosure, (iv) is obtained by the receiving party from a third party, without a breach of such third party's obligations of confidentiality, or (v) is independently developed by the receiving party, without use of or reference to the disclosing party's Confidential Information.

7. **Indemnification**.

7.1. **Licensor**. Licensor shall indemnify, defend, and hold harmless Licensee and Licensee's affiliates, officers, directors, employees, agents, successors, and assigns against all losses, liabilities, claims, damages, actions, fines, penalties, expenses, or costs (including court costs and reasonable attorneys' fees) attributable to (i) Licensor's breach of the warranties in Section 4; or (ii) the use of the App or the Marks by Licensor or any other licensee of the App or the Marks.

7.2. **By Licensee**. Licensee shall indemnify, defend, and hold harmless Licensor and Licensor's affiliates, officers, directors, employees, agents, successors, and assigns against all losses, liabilities, claims, damages, actions, fines, penalties, expenses, or costs (including court costs and reasonable attorneys' fees) attributable to Licensee's breach of this Agreement or use of the App or the Marks.

8. **Limitation of Claims and Damages**.

8.1. **Limitation of Claims**. LICENSOR SHALL NOT BE LIABLE TO LICENSEE UNDER ANY CIRCUMSTANCES (EVEN IF THIS AGREEMENT IS TERMINATED) FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES (INCLUDING WITHOUT LIMITATION LOSS OF PROFIT, REVENUE, BUSINESS OPPORTUNITY OR BUSINESS ADVANTAGE), WHETHER BASED UPON A CLAIM OR ACTION OF TORT CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY,

BREACH OF STATUTORY DUTY, CONTRIBUTION, INDEMNITY OR ANY OTHER LEGAL THEORY OR CAUSE OF ACTION, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

8.2. **Limitation of Damages**. LICENSOR'S TOTAL LIABILITY UNDER OR RELATING TO THIS AGREEMENT, REGARDLESS OF THE CAUSE OR FORM OF ACTION, AND WHETHER BEFORE OR AFTER ITS TERMINATION, SHALL NOT EXCEED ONE THOUSAND DOLLARS ($1,000).

8.3. **Exceptions**. The limitations set forth in Section 8 shall not apply in the case of claims for which Licensee is entitled to indemnification under Section 7.1.

9. **Miscellaneous**.

9.1. **Amendments; Waivers**. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

9.2. **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid (unless the recipient can demonstrate that the package was not delivered to the specified address), or (ii) on the date transmitted by electronic mail with transmission acknowledgment (unless the recipient can demonstrate that the message was not delivered to the recipient's inbox), at such address or addresses as the parties may designate from time to time by notice satisfactory under this section.

9.3. **Governing Law**. This Agreement shall be governed by the laws of Quebec, Canada without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Canadian or Quebec courts and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personam jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Quebec law.

9.4. **Force Majeure**. Neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period equal to the time lost due to any delay so caused.

9.5. **Language Construction**. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that

each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

9.6. **Signatures**. This Agreement may be signed (i) in counterparts, each of which shall be deemed to be a fully-executed original; and (ii) electronically, *e.g.*, by DocuSign or HelloSign. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

9.7. **Assignment**. Licensee may not assign this Agreement without the prior written consent of Licensor, except in connection with the sale of all or substantially all of its business. Any attempted assignment without such prior written consent shall be null and void.

9.8. **No Third Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

9.9. **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

9.10. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

9.11. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

9.12. **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

10. Termination Clause

10.1. **Termination for Convenience.** Either party may terminate this Agreement for any reason upon 90 days' prior written notice to the other party.

10.2. **Termination for Breach.** A party may terminate this Agreement immediately upon written notice to the other party if the other party:

   a. Materially breaches any provision of this Agreement and fails to cure such breach within 60 days after written notice of the breach;
   b. Becomes insolvent or bankrupt, or files for liquidation or dissolution;
   c. Ceases to operate its business.

10.3. **Termination for Force Majeure.** If a party is prevented from performing its obligations under this Agreement due to a Force Majeure event (as defined in Section 9.4), and such event continues for a period of 60 days, the other party may terminate this Agreement upon

written notice.

10.4. **Effect of Termination.** Upon termination of this Agreement for any reason:

a. Licensee shall immediately cease all use of the App and the Marks.
b. Licensor shall cease providing the Services.
c. Licensee shall pay all outstanding Fees accrued up to the date of termination.
d. Confidentiality, Ownership, Indemnification, Limitation of Claims shall survive the termination of this Agreement.

10.5. **Return of Confidential Information.** Upon termination of this Agreement, each party shall promptly return or destroy all Confidential Information of the other party.

10.6. **No Liability for Termination.** Except as otherwise provided in this Agreement, neither party shall be liable to the other for any damages or losses resulting from the termination of this Agreement in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed this Agreement effective on the date first written above.

LIA 27 INC., a Delaware corporation

By _Alexandre Dufresne_

Alexandre Dufresne, President

LIA 27 INC., a Canadian Corporation

By: _Alexandre Dufresne_

Alexandre Dufresne, Chairman

SCHEDULE A

Services Fee:

Cost-Plus Structure: The Services Fee shall be calculated on a **cost-plus basis**, comprising the following:

- **Base Cost**: All direct and indirect costs incurred by Licensor in providing the Services, including employee compensation, third-party development costs, and overhead.

- **Markup**: A markup of 10% of the Base Cost, reflective of standard startup rates and subject to future adjustment as operations scale.

License Fee:

- **Initial Royalty Rate**: During the pre-revenue phase, the License Fee shall be a nominal amount of 1% of projected revenue to reflect the early-stage, pre-revenue operations of the Licensee.

- **Revenue-Based Adjustment**: Upon reaching $100,000 of annual revenues (trailing the last 12 months), the parties will negotiate in good faith to adjust the License Fee to reflect a market-based royalty rate.